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August 31, 2007

Ms. Laura E. Hatch

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Columbia Funds Series Trust Nos. 333-89661; 811-09645

Dear Ms. Hatch:

We are writing to respond to the comments that you provided to us by telephone on August 24, 2007 in connection with the Schedule 14A Preliminary Proxy Statement (“Proxy Statement”) filed by the above-referenced registrant (“Registrant”) on August 15, 2007. Your comments are set forth below, each of which is followed by our response. Capitalized terms used in this letter without definition have the same meanings given to them in the Proxy Statement.

PROXY STATEMENT

Comment 1

In the Description of the Transaction section of the Proxy Statement, clarify the relationship between Holdco and Superholdco (i.e., explain if one entity is the parent of the other).

Response 1

The Registrant has made the requested change. The revised Proxy Statement includes a diagram of the current and anticipated new ownership structure of Marsico that clarifies the relationship between Holdco and Superholdco.

Comment 2

In the Description of the Transaction section of the Proxy Statement, provide a definition of “Mezzanine Securities” that is understandable to shareholders.

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Response 2

In the Description of the Transaction section of the Proxy Statement, “Mezzanine Securities” are defined as the debt securities, preferred securities and warrants for limited non-voting common equity interests to be issued by the Marsico Parent Companies to help finance the Transaction. In the revised Proxy Statement, the Registrant provides a fuller description of each of these components written in a fashion that should be more understandable to shareholders.

Comment 3

Supplementally, provide to the staff an analysis of why, as described in the Additional Terms of the Transaction section of the Proxy Statement, the granting of security interests in rights under Marsico’s advisory and sub-advisory agreements as collateral for certain debt obligations of the Marsico Parent Companies would not be an assignment of such agreements. Additionally, explain what has to happen for an assignment to be triggered under such an arrangement. Further, explain whether there is anything that Marsico would have to do to prevent the trigger of an assignment that would not be in the best interest of shareholders.

Response 3

Marsico has provided the following response to Comment 3:

Pledge of interests in MCM: Marsico has informed the Registrant that it expects that the Marsico Parent Companies will be required to pledge to the lenders their controlling interests in Marsico. The Marsico Parent Companies would retain their voting, control and management rights in respect of Marsico, which would not be affected by the pledge. The pledge would not give the lenders any authority to take part in or influence the management of Marsico. Marsico is of the view that, in light of the anticipated structure and terms of the pledge and the retention of voting, control and management rights by the Marsico Parent Companies, the pledge in itself would not constitute an assignment for purposes of the 1940 Act. See Rule 2a-6 under the 1940 Act and Rule 202(a)(1)-1 under the Advisers Act; see also Pilgrim America Group, SEC No-Action Letter, 1996 WL 786806 (Oct. 8, 1996).

Marsico acknowledges that an assignment would occur in the event of a material default that would, under the terms of the security agreement, give the lenders the right to exercise voting and control rights in Marsico and allow the lenders to cause a foreclosure that would result in the transfer of the interests to the lenders or to third parties. See Pilgrim, supra. In the event of any such default or foreclosure constituting an assignment, the Board and the shareholders of the Funds and Master Portfolios (absent manager-of-managers authority under then-applicable law and regulation at such time) would have the opportunity to grant or withhold approval of

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new sub-advisory agreements with Marsico. The interests of the shareholders would thus be protected.

Pledge of interests in MCM agreements: Marsico has advised the Registrant that it expects that the lenders will require Marsico to grant a security interest in its rights under its client agreements, including the New Sub-Advisory Agreements. The security agreement is expected to provide that, in the event of a material default under the terms of the loans, the lenders will have the right to exercise remedies in respect of the collateral. Those remedies are likely to include all remedies provided to secured parties under the Uniform Commercial Code, as then in effect in the relevant jurisdiction or jurisdictions (the “UCC”).

Prior to any default by Marsico, the lenders will not have any access to the fees payable under the New Sub-Advisory Agreements. Their inchoate or contingent rights will not affect Marsico’s rights as sub-adviser, Marsico’s obligations under the New Sub-Advisory Agreements, or management or control of Marsico. Consequently, by reason of Rule 2a-6 under the 1940 Act and Rule 202(a)(1)-1 under the Advisers Act, Marsico believes that the grant of a security interest will not in itself constitute an “assignment” of any New Sub-Advisory Agreement under either Act.

In the event of a material default under the terms of the loan documents, the UCC would allow the lenders to notify Marsico’s clients under the pledged New Sub-Advisory Agreements to pay fees directly to the lenders rather than to Marsico. The exercise of that remedy would not, however, affect Marsico’s status as sub-adviser under the Agreements or Marsico’s obligation to perform sub-advisory services under the Agreements, which would continue in full force and effect. Moreover, it would not result in any change of actual control or management of Marsico. Therefore, Marsico believes that the exercise of the right to receive fees directly also would not constitute an assignment within the meaning of the 1940 Act or the Advisers Act.

The lenders would have additional UCC remedies in the event of a material default. For example, the lenders would be permitted to foreclose on their security interest in Marsico’s rights under the New Sub-Advisory Agreements. Upon completion of any such foreclosure, the rights under the Agreements would be transferred to either the lenders or to third parties. No such foreclosure, however, would result in any change of Marsico’s status as a sub-adviser, its obligations to perform sub-advisory services under the Agreements, or any change of actual control or management of Marsico. Thus, Marsico believes that no such foreclosure would constitute an assignment within the meaning of the 1940 Act or the Advisers Act.

Because in its view neither the exercise of a right to receive fees directly nor a foreclosure by the lenders would constitute an assignment, Marsico has advised the

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Registrant that there is no action Marsico would have to take to prevent an assignment that would not be in the best interest of shareholders.

Revised disclosure regarding both pledges: The Proxy Statement has been revised as follows to clarify the Marsico Parent Companies’ pledging arrangements:

Certain debt obligations of the Marsico Parent Companies are expected to be collateralized by security interests in: (i) Marsico’s rights under its investment advisory and sub-advisory agreements with its clients; and (ii) equity interests that the Marsico Parent Companies hold in Marsico. Under the first arrangement, Marsico’s rights to receive fees and other rights under the sub-advisory agreements among Marsico, CMA and the Trust or Master Trust with respect to the Funds or Master Portfolios may be pledged as collateral for the debt obligations. Marsico believes that neither such pledge nor any exercise by the lenders of their remedies under such pledge will be deemed to cause an assignment of the agreements.

Under the second arrangement, the agreement by which the Marsico Parent Companies will pledge their equity interests in Marsico as collateral is expected to provide that, in the event that material defaults occur under the debt obligations, the lenders will be entitled to exercise voting and control rights over Marsico. Marsico acknowledges that the occurrence of any such defaults could trigger assignments of the agreements to the lenders under the Investment Company Act of 1940, as amended (the “1940 Act”). However, no assignment of the sub-advisory agreements with respect to the Funds or Master Portfolios could become operative without the approval of the Board and shareholders (unless the Board is then authorized to approve an assignment of a sub-advisory arrangement without obtaining shareholder approval under then-applicable law and regulation), inasmuch as such an assignment would result in automatic termination of such agreements by operation of law as provided in the 1940 Act. In such circumstances, if the Board or shareholders (if shareholder approval is required) fail to approve new sub-advisory agreements with Marsico, the Board would consider what actions to take, including having CMA manage the Funds and Master Portfolios without a sub-adviser or approving the engagement of a different sub-adviser.

Comment 4

Explain whether the Funds could end up without a sub-adviser if an assignment were to occur as a result of Marsico’s pledging arrangements.

August 31, 2007

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Response 4

The Funds and Master Portfolios could end up without a sub-adviser if an assignment were to occur as a result of a default under the arrangement whereby the Marsico Parent Companies pledged their controlling equity interests in MCM. The revised Proxy Statement clarifies that the Board and shareholders (unless the Board is then authorized to approve an assignment of a sub-advisory arrangement without obtaining shareholder approval under then-applicable law and regulation) would have the opportunity to approve new sub-advisory agreements with Marsico in the event that material defaults occur under the Marsico Parent Companies’ debt obligations. Thus, shareholders would not be without a sub-adviser unless the Board or shareholders (if shareholder approval is required) fail to approve new sub-advisory agreements with Marsico. In such circumstances, the Board would consider what actions to take, including having CMA manage the Funds and Master Portfolios without a sub-adviser or approving the engagement of a different sub-adviser.

Comment 5

Disclose Marsico’s sub-advisory fee rate as well as the aggregate sub-advisory fees Marsico received during the Funds’ last fiscal year.

Response 5

The Registrant has made the requested change. The Description of the Current and New Sub-Advisory Agreements section of the Proxy Statement has been revised to disclose Marsico’s sub-advisory fee rate and aggregate sub-advisory fees received for the Funds’ last fiscal year as required by Item 22(c)(1)(ii) and (iii) of Schedule 14A.

Comment 6

State in the Board Considerations section of the Proxy Statement whether the Board considered the pledging of security interests in rights under Marsico’s advisory and sub-advisory agreements as part of its determination that approval of the New Sub-Advisory Agreements is in the best interest of shareholders.

Response 6

The Board Considerations section of the Proxy Statement has been revised to refer to the pledging as one of the many elements of the Transaction that the Board was informed of and considered as part of approving the New Sub-Advisory Agreements as in the best interests of shareholders. As disclosed, no single factor was determinative to the decision of the Board. Rather, the Board considered the totality of the information presented to it in approving the Agreements, including information about all material aspects of the Transaction.

August 31, 2007

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Comment 7

State in the Board Considerations section of the Proxy Statement whether the Board considered the financial health of Marsico after the closing of the Transaction in light of the debt financing to be undertaken by Marsico as part of the Transaction. In that connection, state whether the Board considered whether Marsico’s ability to fulfill its obligations under the New Sub-Advisory Agreements would be impaired as a result of its debt obligations following consummation of the Transaction.

Response 7

The Board Considerations section of the Proxy Statement has been revised to identify Marsico’s debt financing in connection with the Transaction as one of the many elements of the Transaction that the Board was informed of and considered as part of approving the New Sub-Advisory Agreements as in the best interests of shareholders. As disclosed, no single factor was determinative to the decision of the Board. Rather, the Board considered the totality of the information presented to it in approving the Agreements, including information about all material aspects of the Transaction.

Comment 8

Provide an estimate of proxy solicitation costs.

Response 8

The Registrant has made the requested change, even though all such costs will be absorbed by MCM, Bank of America and/or their respective affiliates. The Voting Matters section of the Proxy Statement has been revised to include an estimate of the costs to be paid to the solicitor engaged for the solicitation of proxies as required by Item 4(a)(3) of Schedule 14A.

“Tandy” Representations

In connection with the Proxy Statement filing, the Registrant: (i) accepts responsibility for the adequacy and accuracy of the disclosure in the Proxy Statement; (ii) acknowledges that SEC staff comments, or changes to disclosure in response to staff comments, on the Proxy Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the Proxy Statement; and (iii) further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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August 31, 2007

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We hope that these responses adequately address your concerns. Should you have any further questions or comments, please do not hesitate to contact Marticha Cary at (202) 778-1660 or me at (202) 887-1530.

Very truly yours,

/s/ Marco E. Adelfio
Marco E. Adelfio